FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2003

GOLD RESERVE INC.


Address Of Principal Executive Offices: 	926 West Sprague Avenue
Suite 200
Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        			No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):




GOLD RESERVE INC.
March 31, 2003
Interim Financial Report
U.S. Dollars

Forward Looking Statements
The information presented or incorporated by reference in this interim report, including managements discussion and analysis of financial condition and results of operations, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and
Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, the concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for future development of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

Operations Overview

The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. The mineral resource on the Brisas property, estimated at 9.9 million ounces of gold and approximately 1.1 billion pounds of copper, is contained within an area approximately 1,900 meters long and 500 to 900 meters wide. The identified mineralization continues for an unknown distance down dip to the west, to the north and south and below the current mineralized resource.

The anticipated mining and processing facility is currently designed to process an estimated 55,000 tonnes per day, yielding an average annual production of approximately 362,000 ounces of gold and 46 million pounds of copper, over a mine life of 13 years. The plan for the development of the property as it presently exists includes on-site copper processing utilizing an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Construction of a mining facility at the Brisas property is estimated to cost approximately $353 million (including working capital of approximately $19.5 million).

Based on Gold Institute guidelines and the assumptions included in the pre-feasibility, cash operating costs are estimated at $153 per ounce of gold (using $300 per ounce gold, $0.90 per pound copper and on-site copper processing) and total after-tax costs are estimated at $243 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs). Estimated cost per ounce of gold is determined net of copper revenues. Construction of a mining facility, if warranted, would take 18 to 24 months.

Reserve Estimate Audits

The mineral reserve and resource estimates set forth in this document have been prepared by management in accordance with the disclosure requirements of applicable Canadian and U.S. Securities Commissions. The definitions related to reserves, used herein, are pursuant to Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, which management believes are substantially the same as those definitions used in the U.S. Securities Commission Industry Guide 7.

Considerable data compiled by the Company has been closely scrutinized by Behre Dolbear & Company, Inc. ("Behre Dolbear") and a number of other consultants. Behre Dolbear audited the Company's data collection procedures and modeling and mineral reserve methodology for the preliminary feasibility study conducted in 1998, as well as the updated 1999 reserve. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, Behre Dolbear has concluded that Gold Reserve has an adequate basis for supporting the estimated mineral reserves at the Brisas project in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects as well as the standards contained in the U.S. Securities and Exchange Commission Industry Guide 7.

Mineral Resource Estimates

The Brisas property is estimated to contain a total mineral resource of
9.9 million ounces of gold and approximately 1.1 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource prepared by management and effective November 1999, is summarized in the following tables:


(kt=1,000 tonnes) Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade    kt       (g/t)   (%)      kt       (g/t)   (%)      kt      (g/t)   (%)      kt       (g/t)   (%)
--------------------------------------------------------------------------------------------------------------
0.50     221,042  0.805   0.111    145,028  0.690   0.155    40,103  0.733   0.110    406,173  0.757   0.127
==============================================================================================================


(millions)        Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade             oz.     lb.               oz.     lb.              oz.     lb.               oz.     lb.
--------------------------------------------------------------------------------------------------------------
0.50              5.721   541.0             3.217   495.7            0.945   97.3              9.883   1,134.0
==============================================================================================================

Mineral Reserve Estimate

The mineral reserve estimate prepared by management and effective January 2000, is presented in tabular form below. Using an average gold and copper price of $300 per ounce and $0.80 per pound, respectively, the Brisas property is estimated to contain approximately 235 million tonnes of ore with an average grade of 0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1 Using an average gold and copper price of $325 per ounce and $0.90 per pound, respectively, the Brisas property is estimated to contain approximately 280 million tonnes of ore with an average grade of 0.74 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.47:1.


         Reserve                           Au           Cu           Waste        Total
         tonnes        Au grade  Cu grade  ounces       pounds       tonnes       tonnes       Strip
Class    (thousands)   (g/t)     (%)       (thousands)  (thousands)  (thousands)  (thousands)  Ratio
----------------------------------------------------------------------------------------------------
Proven   187,443       0.814     0.119     4,906        491,841
Probable  47,411       0.682     0.205     1,040        214,309
----------------------------------------------------------------------------------------------------
Total(1) 234,854       0.787     0.136     5,946        706,150      383,912      618,766      1.63
====================================================================================================

(1) Using $300/oz Au, $0.80/lb Cu and $3.30/tonne revenue cutoff


         Reserve                           Au           Cu           Waste        Total
         tonnes        Au grade  Cu grade  ounces       pounds       tonnes       tonnes       Strip
Class    (thousands)   (g/t)     (%)       (thousands)  (thousands)  (thousands)  (thousands)  Ratio
----------------------------------------------------------------------------------------------------
Proven   209,954       0.778     0.121     5,252        560,167
Probable  70,053       0.630     0.201     1,419        310,387
----------------------------------------------------------------------------------------------------
Total(1) 280,007       0.741     0.141     6,671        870,554      411,282      691,289      1.47
====================================================================================================

(1) Using $325/oz Au, $0.90/lb Cu and $3.30/tonne revenue cutoff

Brisas Project Development

Due to the low gold price during the past several years, we evaluated alternatives to improve the economics of the Brisas project. We determined that the best alternative was to combine the Brisas project with the adjacent Cristinas project, thereby realizing substantial economies of scale. The two projects are contiguous to each other with our Brisas property to the south and the Cristinas property to the north. These efforts accelerated in late 2001 into 2002 and, for this reason, substantive development activities on the Brisas project were limited in 2002 while management pursued efforts to combine the Brisas and Cristinas properties into one mining project. These efforts were terminated in September 2002, when CVG awarded a work contract related to the Cristinas property to another company. While management still believes that the best alternative is the combined project, the Company is proceeding with the Brisas project on a stand-alone basis.

During the first quarter of 2003, MEM approved an operating plan for the alluvial and hardrock ore and project infrastructure for the Brisas project. Earlier, MARNR approved an EIS for the alluvial-ore mining plan. Based on the alluvial and hardrock ore operating plan approved by MEM, the Company is preparing an updated and expanded EIS for the larger project. The Brisas project is located in the Imataca Forest Reserve ("Imataca") in an area previously set aside for mining. In 1997 the Supreme Court issued a preventive measure that no new mining concessions or rights could be granted in the Imataca. Subsequent to the Supreme Court order, MEM granted the Company the hardrock exploitation concession. Prior to the granting of the hardrock concession and subsequent to the Supreme Court order the Company had submitted to MEM and MARNR several concession and permit applications related to the Brisas project. These applications are currently pending the resolution of the Imataca matter. In accordance with the 1945 mining law, exploitation activities are required to commence within two years from the approval of the operating plan. Representatives from MEM and MARNR have indicated that the Imataca issue should be resolved during the next twelve months. In addition, these representatives have indicated that any delay in the resolution of the Imataca matter further delays any obligation required of the concession and/or contract holder.

During 2003 we recommenced activities on the Brisas property, which are required to complete a final feasibility study. These additional activities, which are expected to cost approximately $7 million, may include mining of a bulk sample for the applicability of Cominco Engineering Services Limited (CESL), further metallurgical testing, drilling, geotechnical studies and environmental studies, final feasibility and engineering, as well as permitting and on-going maintenance. The timing of these activities are subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors. As a result, we cannot say with certainty when, or if, the final feasibility study will be completed.

Financial Overview

Overview

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. The Company has not recorded revenue or cashflow from mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas property is fully developed and put into production. The information contained herein should be read in conjunction with the Company's consolidated financial statements, included herein.

Venezuela has experienced high levels of inflation during the last several years and has also most recently experienced ongoing political instability and civil unrest (including a national work stoppage and a number of civil disturbances), fuel shortages, currency and exchange controls, and a decline in industrial output and foreign investment. Despite this political and economic turmoil, we have not experienced any significant adverse impact on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our future operations and investments in Venezuela could be adversely affected by continued political instability and civil unrest, as well as, exchange controls, currency fluctuations, political instability, changes in mining laws or regulations, taxation, judicial decisions and laws or policies of Venezuela and the United States affecting trade, investment, taxation and other factors.

The total financial resources of the Company, cash plus current and non-current marketable securities, decreased $0.5 million from December 31, 2002 to approximately $12.0 million as of March 31, 2003 (unaudited):

		                                 March 31, 	December 31,
		                                   2003	          2002
-------------------------------------------------------------------------
Cash and equivalents			      $  1,427,997     $  1,584,632
Marketable securities - current              9,846,764       10,945,768
Marketable securities - non-current            773,308
-------------------------------------------------------------------------
                                          $ 12,048,069     $ 12,530,400
=========================================================================

Consolidated net loss for the three months ended March 31, 2003 amounted to $549,688 or $0.02 per share compared to consolidated net loss of $626,317 or $0.03 per share for the same period in 2002. The decrease in net loss from the comparable three-month period results primarily from a decrease in foreign currency loss. The Company had no significant financing transactions and no significant investing activities during the three months ended March 31, 2003, other than investments in marketable securities, which, on a net basis, totaled approximately $0.3 million in sales and maturities of marketable securities.

Planned corporate expenditures for 2003, excluding the amounts that may be expended for the completion of the feasibility study on the Brisas property and other exploration as noted below, are estimated at $3.0 million. Interest and investment income for 2003 is projected to be approximately $0.7 million.

We have recommenced activities on the Brisas property that are required to complete a final feasibility study. We expect these activities to cost approximately $7 million. Although we hope to complete the final feasibility in 2004, the timing of these activities are subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors. As a result, we cannot say with certainty when the final feasibility study will be completed. We also expect to perform initial exploratory work on a grass-roots exploration target, the Choco 5 property, which, if completed, is expected to cost approximately $0.3 million in 2003.

As of May 29, 2003, the Company held approximately $12 million in cash and investments. We will be required to seek additional funding in the coming months in order to maintain our current cash position, which management believes is in the best interest of the Company. We expect to seek additional financing concurrently with completing the Brisas work program (as described above) and the limited exploration program on the Choco 5 property. We have evaluated a number of financing options presented by our investment bankers in the last several months, but have no firm commitments to proceed with a financing. If we are unable to acquire additional funding on acceptable terms in the short-term, there are no assurances that we will complete as planned, the final feasibility study on the Brisas project. The Company can make no assurances that it can obtain necessary financing on acceptable terms, if at all.

Development of the Brisas property, as presently proposed in the Brisas preliminary feasibility study, is estimated to cost $353 million over a twelve to eighteen month construction period. The ultimate design and cost of the plant and associated expenditures are subject to the results of a final feasibility study and would be expected to vary to some degree from original estimates. Future development of the Brisas property is dependent upon, among other things, the price of gold and copper, obtaining adequate financing, and obtaining the appropriate environmental and operating permits. It is unclear, if and when the development of the Brisas property will commence.

In the near-term management believes that current cash and investment balances are sufficient to allow the Company to fund its activities through 2004. The timing and extent of additional funding depends on a number of important factors, including the actual timetable of our 2003-2004 work plan, our assessment of the financial markets, our share price and the price of gold and copper. Longer term, our plan for significant additional funding (approximately $350 million) is dependent upon the successful completion of the final feasibility study, if and when mine development activities on the Brisas project are commenced, the acquisition of additional properties and the overall capital requirements of the consolidated group. Management can provide no assurances that it will be able to acquire the required significant additional financing that will be needed, if and when, construction on the Brisas project commences. Failure to raise the required funds will impede the Company's ability to construct and operate the Brisas project and would, in the long-term, have a material adverse effect on the Company.

The Bolivar/Dollar exchange rate ended 2002 at Bs. 1,403 to the Dollar, up Bs. 645 (85%) from December 2001. In February 2002, a free-floating exchange rate system was established, with the Venezuelan Central Bank acting as the main foreign currency seller. During the first quarter of 2003, the exchange rate was fixed at Bs. 1,600 to the Dollar.

As of May 29, 2003, the Company had the following shares, equity units and share options issued:

Class A common                                          22,996,158
Equity units*                                            1,289,980
Options to purchase Class A common shares                3,368,549

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into class A common shares of Gold Reserve Inc. on a one to one basis.



CONSOLIDATED BALANCE SHEETS
March 31, 2003 (unaudited) and December 31, 2002
                                                   March 31,       December 31,
U.S. Dollars                                          2003             2002
-------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                          $ 1,427,997      $ 1,584,632
Marketable securities                                9,846,764       10,945,768
Deposits, advances and other                           338,914          348,798
Accrued interest                                       145,802          148,893
-------------------------------------------------------------------------------
Total current assets                                11,759,477       13,028,091
-------------------------------------------------------------------------------

Property, plant and equipment, net                  46,136,088       46,144,396
Marketable securities                                  773,308
Other                                                  592,033          670,036
-------------------------------------------------------------------------------
Total assets                                      $ 59,260,906     $ 59,842,523
===============================================================================

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses                $ 309,074        $ 350,261
-------------------------------------------------------------------------------
Total current liabilities                              309,074          350,261


Minority interest in consolidated subsidiaries       1,089,499        1,080,241
-------------------------------------------------------------------------------
Total liabilities                                    1,398,573        1,430,502
===============================================================================

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Common shares and equity units,
without par value                                  102,498,071      102,498,071
Less, common shares held by affiliates                (674,598)        (674,598)
Accumulated deficit                                (43,896,356)     (43,346,668)
KSOP debt                                              (64,784)         (64,784)
-------------------------------------------------------------------------------
Total shareholders' equity                          57,862,333       58,412,021
-------------------------------------------------------------------------------
Total liabilities and shareholders' equity        $ 59,260,906     $ 59,842,523
===============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:
        s/ Chris D. Mikkelsen                        s/ Patrick D.McChesney


CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2003 and 2002 (unaudited)

U.S. Dollars                                  2003            2002
--------------------------------------------------------------------
OTHER INCOME
Interest                                  $  180,800       $ 172,204
Gain on sale of marketable
securities                                    11,800           3,475
--------------------------------------------------------------------
                                             192,600         175,679
EXPENSES
General and administrative                   237,626         215,442
Technical services                           320,955         354,870
Corporate communications                     101,061          65,422
Legal and accounting                          27,180          21,011
Foreign currency loss                         46,208         138,308
Minority interest in net income
  of consolidated subsidiaries                 9,258           6,943
--------------------------------------------------------------------
                                             742,288         801,996
--------------------------------------------------------------------
Net loss                                  $ (549,688)     $ (626,317)
====================================================================
Net loss per share                           $ (0.02)        $ (0.03)
====================================================================
Weighted average common
   shares outstanding                     23,492,776      23,176,843
====================================================================


CONSOLIDATED STATEMENTS OF DEFICIT
For the Three Months Ended March 31, 2003 and 2002 (unaudited)

U.S. Dollars
Deficit, December 31, 2002          $(43,346,668)
Net loss                                (549,688)
------------------------------------------------
Deficit, March 31, 2003             $(43,896,356)
================================================

Deficit, December 31, 2001          $(40,338,546)
Net loss                                (626,317)
------------------------------------------------
Deficit, March 31, 2002             $(40,964,863)
================================================
The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2003 and 2002 (unaudited)

U.S. Dollars                                            2003         2002
---------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net loss                                            $ (549,688)  $ (626,317)
Adjustments to reconcile net loss to net
  cash used by operating activities:
    Depreciation                                        11,305       21,169
    Amortization of premium on
      marketable securities                             26,288       16,189
    Foreign currency loss                               46,208      138,308
    Minority interest in net income of
      consolidated subsidiaries                          9,258        6,943
    Net gain on sale of marketable
      securities                                       (11,800)      (3,475)
 Changes in non-cash working capital:
    Net decrease (increase) in deposits,
       advances and accrued interest                    12,975      (15,731)
    Net (decrease) in accounts payable
       and accrued expenses                            (41,187)     (32,951)
---------------------------------------------------------------------------
Net cash used by operating activities                 (496,641)    (495,865)
---------------------------------------------------------------------------

Cash Flows from Investing Activities:
Proceeds from the sale and maturity of
  marketable securities                              2,451,300    2,603,475
Purchase of marketable securities                   (2,140,092)  (1,955,000)
Purchase of property, plant and equipment               (2,997)
Other                                                   31,795       32,882
---------------------------------------------------------------------------
Net cash provided by investing activities              340,006      681,357
---------------------------------------------------------------------------

Cash Flows from Financing Activities:
Proceeds from the issuance of common
shares                                                                2,160
---------------------------------------------------------------------------
Net cash provided by financing activities                             2,160
---------------------------------------------------------------------------

Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash
equivalents                                           (156,635)     187,652
Cash and cash equivalents - beginning of period      1,584,632    5,764,665
---------------------------------------------------------------------------
Cash and cash equivalents - end of period          $ 1,427,997  $ 5,952,317
===========================================================================

The accompanying notes are an integral part of the consolidated financial statements.


Selected Notes To Consolidated Financial Statements

For the Three Months Ended March 31, 2003 and 2002 (unaudited)
Expressed in U.S. Dollars

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of March 31, 2003, and the results of operations and the cash flows for the three months ended March 31, 2003 and 2002. The results of operations for the three months ended March 31, 2003 and 2002 are not necessarily indicative of the results to be expected for the full year.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2002 annual report.

2.  Geographic Segments

Net Loss for the Three Months Ended March 31, 2003 and 2002


		                           2003          2002
-----------------------------------------------------------
United States			       267,457        217,357
Venezuela			             282,231        408,960
-----------------------------------------------------------
Consolidated                        $549,688      $ 626,317
===========================================================

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD RESERVE INC.



By:    s/ Robert A. McGuinness
Vice President - Finance & CFO
May 29, 2003